June 15, 2007

Mr. Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, California 90010

   Re: Mercury General Corporation
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed on February 27, 2007
     File No. 1-12257

Dear Mr. Tirador:

   We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 40

Reserves, page 40

  1. You engage the services of consulting actuaries to perform quarterly analyses of certain lines of business and an annual analysis of the remaining lines of business, which you consider when establishing reserves. Please confirm to us that you will identify as experts these consulting firms in future filings.

2. Your discussion of reserve methods and assumptions omits certain beneficial new disclosure proposed in your letter dated June 13, 2006. Refer to your responses on pages 5-8. We believe that inclusion of this information in your filing would be beneficial to investors. Please provide this information in disclosure-type format and confirm to us that you will include this information in future filings. In particular, provide an expanded discussion and quantification of your process for revising assumptions for the BI inflation rate and D&CCE cost. Discuss and quantify the BI inflation rate at each balance sheet date for accident years with significant remaining exposure. Also, your explanation of prior year loss development for 2005 and 2004 does not appear to be adequate. Explain and quantify the specific factors that caused favorable and unfavorable loss reserve development, such as changes in the BI inflation rate, for each period presented.

3. Please provide an expanded explanation in disclosure-type format of the factors that determined the timing of your additional provision for extra contractual claims in Florida, which you recorded in the second quarter of 2006. Ensure your disclosure justifies the timing of such changes in assumptions, such as why recognition occurred in the periods that it did and was not required in earlier periods.

4. In 2004, you released reserves due to changes in the BI inflation rate. In 2006, you strengthened reserves for BI cases in New Jersey and released reserves for BI cases in California. You disclose that each percentage point change in the BI inflation rate assumption would impact losses by $2.5 million. However, you do not discuss the likelihood of changes in this critical assumption. Please provide an expanded discussion and quantification in disclosure-type format of the expected impact on operating results due to "reasonably likely" changes in key reserve assumptions, including the BI inflation rate and BI loss severities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant